April 20, 2026
FILED VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-3628

Attention: Stephen Kim and Lyn Shenk Office of Trade & Services
Re:    Vail Resorts, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2025
File No. 001-09614
Dear Stephen Kim and Lyn Shenk:
In connection with the comment contained in the April 7, 2026 letter from the staff of the Securities and Exchange Commission (the “Staff”) to Angela A. Korch, Executive Vice President and Chief Financial Officer of Vail Resorts, Inc., our response to the Staff’s comment is set forth below. For ease of review, we have included the Staff’s comment in bold, followed by our response.

Management's Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Measures, page 53

1.Your calculation of Total Reported EBITDA excludes items other than interest, taxes, depreciation and amortization. Similarly, your calculation of free cash flow on page 107 of your March 2026 Investors' Conference presentation differs from free cash flow as typically calculated. Please consider revising the titles of these measures to make clear they are further adjusted. See guidance in Non-GAAP CFI (formerly C&DI) 103.01 and 100.05.

We respectfully acknowledge the Staff’s comment regarding our presentation of “Total Reported EBITDA” and the request to consider revising the naming convention of this term. We agree that this calculation of “Total Reported EBITDA” differs from the typical calculation of “EBITDA”. It is our intention to differentiate the performance measure “Total Reported EBITDA” from “EBITDA” by titling it differently and also including narrative and tabular definitions and calculations. Considering this approach, we do not believe the title “Total Reported EBITDA” is misleading and it is our interpretation that this approach complies with Questions 103.01 by selecting a title that is distinguished from “EBITDA” and

April 20, 2026 Page 2

100.05 of the Corporate Finance Interpretations on Non-GAAP Financial Measures by providing a clear label and description of the measure.

As it relates to our calculation of Free Cash Flow in our Investor Conference presentation, the Company has defined Free Cash Flow as “Resort Reported EBITDA less capital expenditures, less cash paid for interest”. While we believe that this is an important measure for users of our financial statements, the Company acknowledges that our approach for this measure is different from the typically calculated Free Cash Flow measure, which is “cash from operating activities as presented in the statement of cash flows, less capital expenditures”. Should the Company include a similar measure in future filings, earning releases or Investor Conference presentations, we will revise the title of this measure to “Adjusted Free Cash Flow” consistent with the Staff’s recommendation.

Should you have any questions or desire further information regarding this response, please do not hesitate to contact me at akorch@vailresorts.com.
Sincerely,
/s/ Angela A. Korch

Angela A. Korch
Executive Vice President and Chief Financial Officer
Vail Resorts, Inc.

cc:    Nathan Gronberg, Vice President, Chief Accounting Officer and Controller, Vail Resorts, Inc.
    Robyn Zolman, Gibson, Dunn & Crutcher LLP